HobbyDB Corp
Financial Statements and Report
December 31, 2024

Table of Contents

HobbyDB

Balance Sheet

As of December 31, 2024

	TOTAL
▾ ASSETS	
▾ Current Assets	
▸ Bank Accounts	**$24,655.36**
▸ Accounts Receivable	**$42,809.44**
▾ Other Current Assets	
Employee Cash Advances	0.00
Inventory Asset	29,503.03
Payroll Corrections	0.00
▸ Repayment	**0.00**
Retainer ADA Law Suit	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$29,503.03**
Total Current Assets	**$96,967.83**
▾ Fixed Assets	
Accumulated Depreciation	-10,444.00
Computers	10,444.00
Total Fixed Assets	**$0.00**
▾ Other Assets	
Accum Amort-Intagibles	-113,872.00
Intangible Assets	229,299.99
Total Other Assets	**$115,427.99**
TOTAL ASSETS	**$212,395.82**
▾ LIABILITIES AND EQUITY	
▾ Liabilities	
▸ Current Liabilities	**$389,724.90**
▸ Long-Term Liabilities	**$89,753.61**
Total Liabilities	**$479,478.51**
▾ Equity	
Additional Paid in Capital	89,999.70
Common Stock	5,347.80
Opening Balance Equity	1,625.10
Preferred Stock	5,235,442.16
Prior Period Adjustments	-1,424.18
Retained Earnings	-5,264,306.66
Net Income	-333,766.61
Total Equity	**$ -267,082.69**
TOTAL LIABILITIES AND EQUITY	**$212,395.82**

HobbyDB

Profit and Loss

January - December 2024

	TOTAL
▸ Income	**$448,658.67**
▸ Cost of Goods Sold	**$71,640.91**
GROSS PROFIT	**$377,017.76**
▾ Expenses	
Bad Debts	27,691.17
Bank Charges	-1,682.33
Commissions & fees	225.00
Data	62,836.41
Dues & Subscriptions	-20.00
Interest Expense	31,550.62
▸ Legal & Professional Fees	**27,507.11**
▸ Marketing	**29,852.16**
Meals and Entertainment	687.02
▸ Office Expenses	**204.50**
Other General and Admin Expenses	160.87
▸ Payroll Expenses	**267,589.54**
Rent or Lease	594.00
Shipping and delivery expense	35.45
Soft- and Hardware	5,573.64
Subcontractors Development	226,121.15
Taxes & Licenses	566.41
Travel	2,842.36
Travel Meals	381.80
▸ Utilities	**423.96**
Total Expenses	**$683,140.84**
NET OPERATING INCOME	**$ -306,123.08**
▾ Other Income	
Interest Earned	-646.53
Total Other Income	**$ -646.53**
▸ Other Expenses	**$26,997.00**
NET OTHER INCOME	**$ -27,643.53**
NET INCOME	**$ -333,766.61**

HobbyDB

Statement of Cash Flows
January - December 2024

	TOTAL
▾ OPERATING ACTIVITIES	
Net Income	-333,766.61
▾ Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	88,323.59
Employee Cash Advances	800.00
Inventory Asset	-26,159.29
Repayment:Repayment for advance	0.00
Retainer ADA Law Suit	0.00
Accum Amort-Intagibles	8,897.00
Accounts Payable	87,578.53
Team Payable	27,134.34
Capital One Credit Card	790.89
Direct Deposit Payable	0.00
Payroll Liabilities:CO Income Tax	2,495.65
Payroll Liabilities:CO Paid Family and Medical Leave	-22.65
Payroll Liabilities:CO Unemployment Tax	-1.62
Payroll Liabilities:Federal Taxes (941/944)	-1,932.48
Payroll Liabilities:Federal Unemployment (940)	0.00
Payroll Liabilities:Medical Insurance (Pretax)	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	187,903.96
Net cash provided by operating activities	**$ -145,862.65**
▾ INVESTING ACTIVITIES	
Intangible Assets	14,600.00
Net cash provided by investing activities	**$14,600.00**
▾ FINANCING ACTIVITIES	
PayPal Loan (Marketplace)	-13,623.40
PayPal Loan (Marketplace):PayPal Loan Fee (Marketplace)	2,623.40
Quickbooks Loan	5,023.56
Preferred Stock	112,272.62
Net cash provided by financing activities	**$106,296.18**
NET CASH INCREASE FOR PERIOD	**$ -24,966.47**
Cash at beginning of period	49,621.83
CASH AT END OF PERIOD	**$24,655.36**

HobbyDB Corp Statement of Changes in Stockholders' Equity
For the year ended December 31, 2024

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Pain-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31 2023	10,707,723	$10,708	5,704,764	$5,705	$5,215,022	($5,278,142)	($46,707)
Net Income (loss)						($333,766)	
Issuance of preferred stock	106,076	$106			$118,699		$118,805
Issuance of common stock							
Balance at December 31, 2024	10,813,799	$10,814	5,704,764	$5,705	$5,333,721	($5,611,908)	$72,098

Hobbydb Corp
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Hobbydb Corp (the "Company") is a corporation organized on October 1, 2013 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.